Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of Color Star Technology Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with the Securities and Exchange Commission on November 14, 2022 (the “2022 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2022 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2022 Form 20-F.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

For the Six Months Ended December 31, 2022 vs. December 31, 2021

	For the six months ended December 31,
				Percentage
	2022	2021	Change	Change
Revenue	$-	$9,430,508	$(9,430,508)	(100)%
Cost of revenue	-	2,629,781	$(2,629,781)	(100)%
Gross profit	-	6,800,727	$(6,800,727)	(100)%
Selling, general and administrative expenses	(9,899,408)	(4,426,383)	$(5,473,025)	124%
Provision for doubtful accounts	(1,880,986)	-	$(1,880,986)	100%
Research and development expenses	(121,580)	(192,720)	$71,140	(37)%
Stock compensation expense	(273,118)	(3,418,148)	$3,145,030	(92)%
Loss from operations	(12,175,092)	(1,236,524)	$(10,938,568)	885%
Total other income (expense), net	(2,120)	696,207	$(698,327)	(100)%
Loss before provision for income taxes	(12,177,212)	(540,317)	$(11,636,895)	2,154%
Provision for income taxes	-	-	$-	-%
Net loss from continuing operations	(12,177,212)	(540,317)	$(11,636,895)	2,154%
Net loss	$(12,177,212)	$(540,317)	$(11,636,895)	2,154%

	For the six months ended December 31,
				Percentage
Revenue	2022	2021	Change	Change
Online music education academy subscription	$-	$9,430,508	$(9,430,508)	(100)%
Total Revenue	$-	$9,430,508	$(9,430,508)	(100)%

Revenue. There was no revenue for the six months ended December 31,2022. During the six months ended December 31, 2021, we generated approximately $9.4 million online music education academy subscription revenue from our Color World App. Our Color World App officially went live in January 2021 and over 300,000 paid subscribers joined our App from January to June 2021. Our App membership subscription fees will provide our members unlimited access for 1 year to our App except for on-demand contents with additional charge during the period from January 1 to June 30, 2021. In July 2021, we are no longer required our subscribers to pay for the annual subscription fee. We had two on-demand contents going live in during the six months ended December 31, 2021, with over 700,000 subscribers paid for these two on-demand contents.

	For the six months ended December 31,
				Percentage
Cost of Revenue	2022	2021	Change	Change
Online music education academy subscription	$-	$2,629,781	$(2,629,781)	(100)%
Total Cost of Revenue	$-	$2,629,781	$(2,629,781)	(100)%

Cost of Revenue. There was no cost of revenue for the six months ended December 31,2022. Our online music education academy cost of revenue of approximately $2.6 million for the six months ended December 31, 2021 was mainly attributable to the amortization of copyrights of the total payments we made to purchase the online courses that were produced by our paid artists. We amortized the copyrights with limited useful life over their estimated expected useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which is the estimated useful life that we expected it will contribute to our App before we are required to renew the contents of such copyrights.

Gross Profit. No gross profit during the six months ended December 31, 2022. We had a gross profit of approximately $6.8 million for the online education academy App during the six months ended December 31, 2021.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $9.9 million for the six months ended December 31, 2022 as compared to approximately $4.4 million for the six months ended December 31, 2021, an increase of approximately $5.5 million.

The increase was primarily due to approximately $3.8 million increase of advertising expenses on our events and to promote our Color World App, approximately $2.7 million increase in amortization expense of our intangible assets, approximately $0.2 million increase in payroll and benefit expenses, approximately $0.1 million increase in office expenses and other miscellaneous selling, general and administrative expenses, offset by a decrease in professional fees of approximately $0.1 million, approximately $0.1 million decrease in travel expenses, approximately $0.2 million decrease in service charges fee by our App payment collections agent and approximately $0.9 million decrease in depreciation expense.

Provision for doubtful accounts. Provision for doubtful accounts were approximately $1.9 million and $0 for the six months ended December 31, 2022 and 2021, respectively. The increase was primarily due to approximately $1.9 million increase in bad debt expenses as we had more aged account receivables.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During the year six months ended December 31, 2022 and 2021, we spent approximately $0.1 million and $0.2 on maintaining our online education academy App, Color World internally, respectively.

Stock Compensation Expenses. Stock compensation expenses were approximately $0.3 million for the six months ended December 31, 2022 as compared to approximately $3.4 million for the six months ended December 31, 2021. The decrease was mainly due to the drop of our stock price which a lower fair value of stock issued as compensation during the six months ended December 31, 2022 as compared to the same period in 2021.

Loss from Operations. We incurred losses from operations of approximately $12.2 million and approximately $1.2 million for the six months ended December 31, 2022 and 2021, respectively. The increase of approximately $10.9 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other expense, net, of approximately $(2,000) and other income, net, of approximately $0.7 million during the six months ended December 31, 2022 and 2021, respectively. The change was mainly due to one of our vendor is no longer able to execute the pre-arranged artist performance contract and paid us a settlement fee of $700,000 during the six months ended December 31, 2021 and we did not have such transaction during the six months ended December 31, 2022.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2022 and 2021 as we had operating losses.

Net Loss. We incurred a net loss of approximately $12.2 million for the six months ended December 31, 2022, as compared to a net loss of approximately $0.5 million for the six months ended December 31, 2021. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of approximately $1.3 million, which was held by our consolidated entities in the U.S. and Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in online entertainment performance and online music education services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $20.2 million as of December 31, 2022 as compared to approximately $22.8 million as of June 30, 2022.

In addition, due to the nature of online entertainment performance and online education industries, we collect payments in advance so we should have minimal liquidity risk. We also completed a few rounds of equity financing and received net proceeds of approximately $1.5 million from sales of our units and approximately $1.5 million through our private placement offering during the six months ended December 31, 2022.

In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as our core features but we are currently suspending such revenue stream. We are expected to resume generating revenue again in July 2023 because we are planning to transform our Color World App into a paid subscripted fee version for our users. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital, including our recently completed equity financing transaction of approximately $5.0 million on September 14, 2022 and private placement offering of approximately $1.5 million on December 20, 2022. However, there is no assurance that management will be successful in their future plans. Our unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the six months ended December 31,
	2022	2021
Net cash used in operating activities	$(6,414,815)	$(7,005,682)
Net cash used in investing activities	-	(4,785,129)
Net cash provided by financing activities	6,836,101	19,492,989
Net change in cash and cash equivalents	$421,286	$7,702,178

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $6.4 million for the six months ended December 31, 2022, which was mainly due to a net loss of approximately $12.2 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $1.9 million of provision for doubtful accounts, approximately $0.3 million of stock compensation expense, approximately $7,000 of depreciation expense, and approximately $2.7 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $5.2 million as we prepaid service fees for live concert productions, the decrease of accounts payable of approximately $0.5 million as we paid royalty fee to our on-demand content vendor during the period, and the decrease of other payables and accrued liabilities of approximately $0.2 million. The net cash outflow was offset by the decrease of other receivables of approximately $6.8 million.

Net cash used in operating activities totaled approximately $7.0 million for the six months ended December 31, 2021, which was mainly due to a net loss of approximately $0.5 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $3.4 million of stock compensation expense, approximately $0.9 million of depreciation expense, and approximately $2.4 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of other receivables of approximately $1.6 million as our vendor refunded our prepayment of online concert productions in March 2022, the increase of prepayment of approximately $10.0 million as we prepaid service fees for both online and live concert productions and the prepayment of advisement fees, and the decrease of deferred revenues of approximately $2.3 million. The net cash outflow was offset by the decrease of accounts receivable of approximately $0.7 million for the Color World App subscription fees due from App payment collections agent and the increase of other payables and accrued liabilities of approximately $0.1 million.

Investing Activities

Net cash used in investing activities was $0 for six months ended December 31, 2022.

Net cash used in investing activities was approximately $4.8 million for six months ended December 31, 2021, which was primarily attributable to the purchase of equipment of approximately $40,000 and purchase of intangible assets of approximately $4.7 million.

Financing Activities

Net cash provided by financing activities totaled approximately $6.8 million for the six months ended December 31, 2022, which was due to the sale of ordinary shares of approximately $1.5 million through our private placement offering, the sale of units, net of offering costs, of approximately $5.0 and the borrowings from our related parties of approximately $0.3 million to pay for certain operating expenses.

Net cash provided by financing activities totaled approximately $19.5 million for the six months ended December 31, 2021, which was due to the sale of ordinary shares of approximately $19.2 million and the borrowings from shareholders of $0.3 million to pay for certain operating expenses.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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